Zentek Granted U.S. Patent for ZenGUARD™

Graphene-Based Technology

U.S. Patent No. 12,616,206 granted to Zentek with 327-day term extension; complements issued Canadian patent covering ZenGUARD™ in HVAC and PPE applications.

Guelph, ON - June 9, 2026 - Zentek Ltd. ("Zentek" or the "Company") (TSXV: ZEN) (NASDAQ: ZTEK) is pleased to announce that the United States Patent and Trademark Office has issued U.S. Patent No. 12,616,206 (the "Patent") covering the foundational graphene-based technology underlying the Company's ZenGUARD™ platform.

The Patent includes a 327-day extension to its enforceable term to compensate for examination delays. The Patent is owned by Zentek Ltd., with Dr. Seyyedarash Haddadi named as lead inventor alongside co-inventors. The Patent further strengthens the Company's intellectual property protection for ZenGUARD™, complementing its issued Canadian patent covering personal protective equipment and heating, ventilation and air conditioning ("HVAC") applications, including ZenGUARD™ Enhanced Air Filters, which the Company announced on May 6, 2026, are now available for sale in Canada.

U.S. Air Filtration Market

The U.S. is among the largest markets globally for HVAC air filtration and is several times the size of the Canadian market. The U.S. air filter market was estimated at approximately US$5.3 billion in 2025¹.

HVAC operations are a significant component of commercial building energy use, and industry estimates indicate approximately 30% of HVAC energy consumption is attributable to overcoming the resistance imposed by air filters². ZenGUARD™ Enhanced Air Filters are a graphene-based technology engineered to help address this problem by delivering enhanced air quality without imposing an energy penalty. The Company will continue evaluating U.S. regulatory requirements, including EPA registration, while working alongside its U.S. manufacturing and distribution partner, Quality Filters Inc., an established American air filter manufacturer headquartered in Robertsdale, Alabama, to potentially enter the U.S. market. Any such U.S. market entry remains subject to applicable regulatory requirements, commercial readiness, manufacturing and distribution considerations, market acceptance and other risks, and there can be no assurance that Zentek will enter the U.S. market, or as to the timing, scope or commercial success of any such entry.

The U.S. patent grant broadens Zentek's intellectual property portfolio across its graphene-based and advanced material platforms, which underpin the ZenGUARD™ and Triera businesses. Each issued patent extends both the duration and geographic scope of protection for technologies the Company is advancing toward commercialization.

Management Commentary

"The U.S. and Canadian patents now protect ZenGUARD™'s underlying graphene-based indoor air quality technology in our two priority geographies," said Mohammed (Moe) Jiwan, Chief Executive Officer of Zentek. "ZenGUARD™ was developed in response to a specific market need: air filtration that materially improves indoor air quality in commercial and institutional buildings without imposing an energy penalty. We will continue to advance ZenGUARD™ alongside Quality Filters Inc. as the U.S. regulatory pathway clarifies."

About Zentek Ltd.

Zentek Ltd. is a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across clean air, next-generation materials, and critical minerals. The Company's core platforms are Albany Graphite, ZenGUARD™, and Triera. Albany is the Company's principal critical minerals asset and is advancing toward a Preliminary Economic Assessment targeted for completion in the Summer of 2026.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

References (public)

  https://www.mordorintelligence.com/industry-reports/north-america-air-filter-market

  https://cleanair.camfil.us/2025/03/19/hvac-engineers-resource-for-low-pressure-drop-air-filters/

For more information:

Mohammed (Moe) Jiwan

Chief Executive Officer, Zentek Ltd.

T: 416-709-8876

E: mjiwan2@zentek.com

W: www.zentek.com